AMENDMENT TO UNDERWRITING & DISTRIBUTION AGREEMENT

This Amendment is made effective as of November 1, 2015 (the “Effective Time”), between Advisers Investment Trust (the “Trust”), an Ohio business trust and an open-end registered investment company on behalf of the Funds listed on Schedule A (the “Funds”), BHIL Distributors, Inc., an Ohio corporation (the “Underwriter”) and J O Hambro Capital Management Limited, a limited liability company organized under the laws of England and Wales (the “Investment Adviser”). Capitalized terms used in this Amendment, but not defined herein, will have the meaning ascribed to them in the Agreement (as defined below).

WHEREAS, the Trust, the Underwriter, and the Investment Adviser are parties to an Underwriting and Distribution Agreement dated as of October 1, 2013 (the “Agreement”); and

WHEREAS, the Trust, the Underwriter, and the Investment Adviser wish to amend the Agreement to make modifications relating to the Sales Staff and the fees to be paid under the Agreement.

NOW, THEREFORE, in consideration of the mutual provisions contained herein, the Trust, the Underwriter, and the Investment Adviser hereby agree to amend the Agreement as follows:

AMENDMENT

1. Schedule B is hereby deleted in its entirety and replaced with the Schedule B attached hereto.

2. Schedule D is hereby deleted in its entirety and replaced with the Schedule D attached hereto.

3. Section 1(c) is hereby deleted in its entirety and Section 1(d) is hereby renumbered accordingly as Section 1(c).

4. Section 7(b) is hereby deleted in its entirety and replaced with the following:

“(b) For performing its services under this Agreement, Underwriter will receive fees paid from Investment Adviser pursuant to Schedule D.”

5. Section 7(c) is hereby deleted in its entirety.

6. Section 7(d) is hereby deleted in its entirety, renumbered as Section 7(c}, and replaced with the following:

“(c) The Trust or Investment Adviser shall promptly reimburse Underwriter for any expenses which are to be paid by the Trust in accordance with the following Section. In the performance of its obligations under this Agreement, Underwriter will pay only the costs incurred in qualifying as a broker or dealer under state and federal laws and in establishing and maintaining its relationships with the dealers selling the Shares. In connection with the distribution activities covered under this Agreement, Underwriter shall be entitled to be reimbursed for reasonable out of pocket expenses incurred with respect to the provision of the services pursuant to Schedule D. In addition, to the extent Underwriter incurs other Trust-related expenses on behalf of the Trust, Underwriter shall be reimbursed by the Trust or the Investment Adviser, to the extent permitted by applicable laws, rules and regulations, as agreed upon by the Trust, Underwriter and Investment Adviser.”

7. Sections 10(a) through 10(f), including the introductory paragraph immediately preceding those sections, are hereby deleted in their entirety.

8. The address of Underwriter in Section 18 is hereby deleted and replaced with the following:

“325 John H. McConnell Blvd., Suite 150, Columbus, OH 43215.”

9. Miscellaneous

a.	Except as specifically amended herein, and except as necessary to conform to the intention of the parties hereinabove set forth, the Agreement shall remain unaltered and in full force and effect and is hereby ratified and confirmed.

b.	This Amendment will be governed by and construed in accordance with the provisions in Section 17 of the Agreement.

c.	This Amendment, and the Agreement, as amended and supplemented hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto.

d.	This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized representatives, effective as of the Effective Time.

ADVISERS INVESTMENT TRUST		BHIL DISTRIBUTORS, INC.

/s/ Dina A. Tantra		/s/ Brenda J. Bittermann
Name:	Dina A. Tantra	Name:	Brenda J. Bittermann
Title:	President	Title:	President

J O HAMBRO CAPITAL MANAGEMENT LIMITED

/s/ M. H. Vaughan		/s/ G. M. Rochussen
Name:	M.H. Vaughan	Name:	G.M. Rochussen
Title:	Director	Title:	Director

Schedule B

(Effective November 1, 2015)

In exchange for the fees described in Section 7, Underwriter shall perform the following services (in addition to those services described in the Agreement):

1.	Solicit and deliver orders for sale of Shares;

2.	Undertake advertising and promotion of Shares as it believes reasonable in connection with solicitation of Shares; and

3.	Compensate dealers for activities described under the Dealer Agreement to sell Shares.

4.	Make certain payments to individual registered representatives as agreed upon by the parties from time to time.

Amended Schedule D

(Effective November 1, 2015)

This Schedule D shall apply to the Shares of the Funds in the Trust and any other series that may be started in the future as outlined on Schedule A and amended from time to time.

Annual Fee:

Annual rate of $285,000 plus .006% of the average daily net assets of the Funds, billable on a monthly basis in arrears

Underwriter shall invoice Investment Adviser for the annual fee, in monthly installments, to be paid in arrears by Investment Adviser for services rendered under the Agreement.

If this Agreement is terminated, the portion of the annual fee due for services rendered shall be pro-rated to the date of termination.

Out of Pocket Expenses:

(a)	Out of pocket expenses - Printing & Postage, Bank Charges, Regulatory Filing Fees, Rep Licensing Fees, Other Payments Made to Registered Representatives as agreed upon, Travel to Client Board Meetings, Dealer Agreement Set-up, Sales Literature Review and Record Retention, NSCC Fees

And

(b)	Any other expenses approved by the Board

Out of pocket expenses incurred will be included by Underwriter in the invoice